FILE NO. 0-25322
                                                                ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                For June 3, 2003


                        GENSCI REGENERATION SCIENCES INC.
               ---------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
               ---------------------------------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
               ---------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                  Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                   Yes              |X|               No                |_|

         Rule 12g-3-2(b) #:  82-2803

                            ISOTIS AND GENSCI MERGER
              TO CREATE ORTHOBIOLOGICS LEADER WITH GLOBAL PRESENCE


LAUSANNE / BILTHOVEN / IRVINE, 3 JUNE, 2003 - Biosurgery company IsoTis S.A. (SWX/Euronext Amsterdam: ISON) and orthobiologics leader GenSci Regeneration Sciences, Inc. (TSX: GNS) today announced the signing of a definitive merger agreement to create a dynamic new competitor in orthobiologics. The Boards of Directors of both companies have unanimously approved the intended merger.

HIGHLIGHTS:
o Combined sales of US$ 24 million in 2002 through existing US and European distribution channels
o Realistic industry double digit annual growth forecast, resulting in management expecting profitability in 2005
o US$ 85 million ((euro) 78 million) in cash as of Q1 2003 to accelerate internal and external growth
o Powerful presence in both synthetic and natural bone substitutes with innovative near-term pipeline
o    Lean, recently restructured companies are a natural match
o    Creates robust player with critical mass in fast growing field
o IsoTis and GenSci current shareholders to own 60% and 40%, respectively, of combined company


RATIONALE:
The merger will create a dedicated and global orthobiology player focused on the double-digit growth market of bone substitution. The combined IsoTis/GenSci product portfolio will have a broad presence in both "natural" demineralized bone matrix (DBM) products and "synthetic" bone substitutes. As DBM products are more common in North America and synthetic bone substitutes are more common in Europe, the IsoTis/GenSci product portfolio is well positioned to capitalize on significant commercial opportunities in both of these major markets.

Further, IsoTis/GenSci expects to sustain continued long-term growth in revenues through aggressive development of its innovative orthobiology pipeline. The two companies have already identified a variety of ongoing product development programs that have the potential to lead to breakthrough products in musculoskeletal repair.


COMBINING THE COMPANIES:
With product sales exceeding US$ 22 million ((euro) 24 million) and positive cash flow from operations in 2002, GenSci is recognized as a significant participant in the North American bone substitution market. Its OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM 100 product lines are well-recognized and accepted in the orthopedic community.

IsoTis contributes its innovative synthetic bone substitute OsSatura(TM) to the combination, together with a range of small medical devices, and its highly promising PolyActive BCP program, which constitutes a potential breakthrough in the treatment of osteochondral knee defects. In the first half of 2003, OsSatura(TM) received both the CE mark (on the claim of osteoinductivity) and FDA 510(k) approval in quick succession and has been contributing to revenues as of Q1, 2003. IsoTis' total 2002 sales amounted to (euro) 2 million (US$ 2 million).

In light of recent revenue growth and market penetration trends at both companies, management of the two companies expects that full-year combined 2003 revenue will comfortably exceed 2002 combiined revenue. IsoTis/GenSci management also anticipates substantial sales and marketing synergies from the ability to commercialize their respective product lines through the established distribution infrastructure of GenSci in North America and of IsoTis in Europe. In light of these benefits and the above-referenced double digit revenue growth trends, management is confident that robust growth is sustainable for 2004 and 2005, laying the foundation for the expectation of the combined company turning profitable during 2005.

The existing operational infrastructure of the combination in Europe and the US is state-of-the-art. IsoTis has GMP-approved and ISO-certified production facilities, labs and offices in Bilthoven, The Netherlands, as well as in

Lausanne, Switzerland. GenSci has GMP-approved and ISO-certified production facilities, labs and offices in Irvine, California.

IsoTis has a solid cash position of (euro) 75 million (US$ 82 million) at March 31, 2003, an innovative product pipeline, and proven ability to execute a complex cross border merger on a timely basis and efficiently.

ISOTIS, THE LEADING EUROPEAN BIOSURGERY COMPANY
IsoTis was created in Q4 2002 through the merger of Modex, a Swiss biotechnology company, and IsoTis, a Dutch biomedical company. The company operates out of its corporate headquarters in Lausanne, Switzerland, and its facilities in Bilthoven, The Netherlands. In Q1, 2003, it completed a restructuring of the company that rationalized its product portfolio and substantially reduced its cash burn. IsoTis currently has 100 employees, a product portfolio with several orthobiological medical devices on the market and in development, and is traded under the symbol "ISON" on both the Official Market Segment of Euronext Amsterdam and the Main Board of the Swiss Exchange.

GENSCI, THE ORTHOBIOLOGICS TECHNOLOGY COMPANY
GenSci Regeneration Sciences, Inc. is a publicly traded company listed on the Toronto Stock Exchange (TSX -"GNS") with corporate headquarters in Toronto, Ontario. GenSci OrthoBiologics, Inc., the company's wholly-owned subsidiary based in Irvine, California, focuses on the research, development, production and distribution of bioimplant products for the orthopedic and spine markets. GenSci OrthoBiologics is the company's principal operating subsidiary. The company's products are currently sold in over 1,550 hospitals across North America, with a growing international presence throughout Latin America, Europe and Asia. GenSci has 85 employees.

Upon conclusion of a infringement lawsuit in December 2001, GenSci filed for Chapter 11 protection to preserve its assets and reorganize its business. Today, the company is poised to emerge from Chapter 11 protection. During its 18 months in Chapter 11, GenSci successfully renewed its product portfolio, replacing the infringing products with new products, maintained its sales levels and initiated a major cost control program. The recent settlement of the patent infringement case now paves the way for emergence from Chapter 11.

TRANSACTION:
The merger will be structured as a Plan of Arrangement pursuant to the Company Act (British Columbia) under which GenSci Regeneration Sciences, Inc. is incorporated. IsoTis will acquire the stock of GenSci OrthoBiologics, Inc. and all other assets relating to GenSci's orthobiologics business from GenSci Regeneration Sciences Inc., in return for newly issued shares of IsoTis. The new IsoTis shares will be subsequently transferred to GenSci Regeneration Sciences' current shareholders. The number of newly issued IsoTis shares will be such that IsoTis' and GenSci's current shareholders will own 60% and 40%, respectively, of the combined company. IsoTis intends to maintain its public listing on the Zurich and Amsterdam stock markets for the time being. It will review the benefits for the combined shareholders of a North American listing and its timing over the coming months.

The merger is subject to  conditions  customary  to  transactions  of this type,
including,   but  not  limited  to,  the  following  conditions:

     -    Respective shareholder approvals
     -    Approval of the Supreme Court of British Columbia
     -    Swiss,   Dutch  and  Canadian  stock  exchange  and  other  regulatory approvals
     -    Accuracy of all representations and covenants
     -    GenSci emergence from Chapter 11
     -    Limited and short due diligence

The merger is expected to be consummated in the fall of 2003.

MANAGEMENT:
Executive Committee post-merger will consist of (present positions between brackets):

     -    Jacques R. Essinger, Chief Executive Officer (CEO IsoTis)
     -    James Hogan, President Europe (COO IsoTis)
     -    John F. Kay, Head of Research & Development (VP R&D GenSci)
     -    Douglass Watson, President North America (CEO GenSci)
     -    Pieter Wolters, Chief Financial Officer (CFO IsoTis)

The IsoTis/GenSci Board of Directors will consist of seven members, with four directors from the existing IsoTis board and three new directors from the current GenSci Board.

Jacques Essinger, Chief Executive Officer, IsoTis S.A. commented:

"This merger fulfills our ambition and delivers on the promise we made when Modex and IsoTis merged in Q4 2002 to create a profitable orthobiology company in the short term. GenSci and IsoTis make an excellent fit, strategically and culturally. The business due diligence process has brought both teams together and has fostered mutual respect. The IsoTis team has enormous appreciation for the way in which GenSci management succeeded in turning the company around under very difficult circumstances. Coming out of Chapter 11, GenSci will have a clean slate and remarkably stable sales revenues. Combined with the successfully restructured IsoTis, the combination has ample cash to fuel its innovative product pipeline and its marketing and sales efforts in North America and Europe and, importantly, to aim for profitability in 2005."


Douglass Watson, President and Chief Executive Officer, GenSci said:

"Joining forces with IsoTis will create an extremely well-capitalized and strong player in the orthobiology market, with both the products and the financial strength to become profitable in the short term. By forging this new alliance, the combination will be able to accelerate its business development activities, and to achieve leadership in the orthobiology market on a global scale. We look forward to working as one team with our colleagues from IsoTis, who have demonstrated not only their capacity to merge companies, but also to unite them. Our combined product portfolio covers the near, mid and long term, enabling the new company to present an impressive growth opportunity, continuing well beyond 2005, the year when we anticipate profitability."


FOR FURTHER INFORMATION, CONTACT:
---------------------------------
ISOTIS:
Hans Herklots
Media & investor relations
Tel: +31(0)30 229 5271
Fax: +31(0)30 228 0255
E-mail: investor.relations@isotis.com
        -----------------------------

GENSCI:
Peter Ludlum,                      Louis G. Plourde
Chief Financial Officer            Investor/shareholder relations
Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
        --------------------               -------------------


ROCHAT & PARTNERS                   CITIGATE FIRST FINANCIAL:
Christophe Lamps                    Floor van Maaren
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 78
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
        -------------------         E-mail: floor.vanmaaren@citigateff.nl

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

1. BACKGROUNDER - NEXT STEPS

Over the coming months, GenSci will focus on continuing to build the sales of their three new product lines and emerging from Chapter 11 protection. Specifically, it hopes to obtain from the US Bankruptcy Court approval for the dismissal of GenSci Regeneration Sciences' chapter 11 case in early July and the confirmation of GenSci OrthoBiologics' chapter 11 plan in the fall. Concurrent with the process of emergence from bankruptcy, and subject to appropriate US Bankruptcy Court orders, GenSci will prepare a detailed information circular regarding IsoTis and the combined company for its shareholders, seeking the approval of the British Columbia Supreme Court for the timing of the extraordinary general meeting ("EGM") of GenSci shareholders to consider the plan of arrangement. IsoTis has entered into support agreements with GenSci shareholders MDS Capital, Canadian Medical Discoveries Fund Limited, and Royal Bank of Canada, pursuant to which they have agreed to vote their combined 26% shares of GenSci in favor of the merger. The support agreements are expressly conditioned on and will become effective only if and upon the US Bankruptcy Court giving its approval for the dismissal of GenSci Regeneration Sciences' chapter 11 case.

IsoTis will schedule an extraordinary general meeting to ask its shareholders to approve the issuance of the 29.5 million shares to acquire the GenSci orthobiologics business.

In the merger agreement, IsoTis agreed to loan US$5 million to GenSci to enable it to complete its bankruptcy plan in various circumstances, including if IsoTis' shareholders fail to approve the issuance of the shares to acquire GenSci. In consideration of this and other aspects of the merger agreement, GenSci has granted IsoTis an option to acquire up to 19.9% of GenSci's issued and outstanding common shares at CDN$0.43 per share. Such option is exercisable if the merger is terminated for various reasons, including GenSci's receipt of a superior offer and in such circumstances IsoTis can put the option to GenSci for an amount not to exceed approximately CDN$1 million. Should the merger not be consummated and should IsoTis provide the USD$5 million to enable GenSci to emerge from Chapter 11, a warrant for IsoTis to acquire up to approximately 7 million common shares of GenSci at CDN$0.43 per share will become exercisable.

SEQUENCE OF EVENTS

     o    June    GenSci OrthoBiologics files Revised Disclosure Statement with
                  US Bankruptcy Court
     o    July    Hearings on motion for dismissal of GenSci Regeneration
                  Sciences' chapter 11 and for approval of GenSci
                  OrthoBiologics' Disclosure Statement Hearing
     o    August  Information Circulars to respective shareholders
     o    Sept      - EGM GenSci to approve Arrangement
                    - EGM IsoTis to approve issuing new stock
                    - Chapter 11 Confirmation Hearing
                    - Canadian Court Arrangement Hearing
     o    Fall 2003 - GenSci emerges from Chapter 11
                    - IsoTis issues 29.5 million new shares
                    - Merger effective

2. BACKGROUNDER - ISOTIS PRODUCTS

ORTHOBIOLOGICS
--------------

OSSATURA
With the CE mark it received in February 2003, OsSatura became the first synthetic bone substitute that is approved on the basis of its osteoinductive properties. Developed at IsoTis, OsSatura has all the hallmarks of a smart material, i.e. a material that is designed to set in motion a cascade of events in the musculo-skeletal system that results in bone growth. OsSatura promises accelerated skeletal repair, improved fusion consolidation, and reduces in part or entirely the need for autogenous bone harvesting for certain orthopedic or maxillo-facial indications.

OsSatura  is  composed  of  approximately  80%   hydroxyapatite   (HA)  and  20%
(beta)-tricalcium phosphate ((beta)-T CP), similar to human bone in both structure and chemical composition. It is a porous biomaterial featuring interconnected macropores and micropores with an approximate total porosity of 75%. The macropores are responsible for the osteoconduction, whilst the proprietary microporous structure is responsible for the osteoinduction. OsSatura comes in a variety of granule sizes and forms.

In addition to the CE mark, IsoTis recently received US FDA 510(k) approval. OsSatura has been launched in the EU in early 2003; the US launch is imminent.

POLYACIVE BCP
PolyActive BCP is a fully synthetic bi-layered product under development for particularly difficult to treat knee lesions in which both cartilage and bone are implicated, so-called osteochondral knee defects. Bi-layered PolyActive BCP consists of a small OsSatura cylinder capped by a layer of PolyActive, IsoTis' proprietary co-polymer system. While OsSatura is designed as a bone substitute, PolyActive can be made to almost the exact specifications of natural cartilage's flexibility and mechanical strength. It is expected that PolyActive BCP with its combination of unique properties can become a real therapeutic breakthrough in the treatment of osteochondral defects. PolyActive BCP is expected to address a market of potentially US$ 100 million per year.

SYNPLUG
IsoTis' SynPlug cement restrictor is used in cemented hip implants. SynPlug is presently being sold in Europe and the USA through a number of large orthopedic companies, as well as through a range of national distributors. SynPlug is made from a proprietary synthetic biomaterial, PolyActive(TM), that is biodegradable. In the cement restrictor market it successfully competes with synthetic materials that are not biodegradable. The company has superior in vitro pressure resistance data for the product, and an extensive safety file for PolyActive. SynPlug is CE certified and has 510 (k) FDA approval. Under contract of some of its partners, IsoTis also produces other PolyActive small devices.

SKIN PORTFOLIO
--------------

ALLOX
Allox is an off-the-shelf treatment for chronic skin wounds. Chronic skin wounds such as venous ulcers, pressure ulcers, or diabetic foot ulcers, constitute a major public health concern, and are a common cause of morbidity. As an allogeneic, cell-based product, Allox promises to be a considerable step forward compared to existing cell-based product in terms of ease-of-use and storage. Allox consists of growth-arrested skin cells that secrete endogenous growth factors to promote wound healing. Specifically, Allox is composed of a mixture of growth factor producing fibroblasts and keratinocytes in a fibrin spray. Stored in a frozen state, the Allox spray is available off-the-shelf and easy to use. After concluding successful Phase I clinical trials in 2002, IsoTis is currently conducting a multicenter Phase II clinical trial in several countries. The Phase II trial calls for the inclusion of 98 patients, and its results are expected to be available before the end of 2003. This result will subsequently pave the way for IsoTis to seek a partner to bring the program into Phase III clinical trials.

ACUDRESS & EPIDEX
AcuDress is a fibrin-based autologous epidermal sheet which can be applied to burn wounds. EpiDex' activities in Switzerland have been temporarily put on hold after it became clear that the product would not be reimbursed as of January 1, 2003. The company still maintains a minimal capability to produce EpiDex in order to leverage the Humanitarian Use Device designation received from the US Food and Drug Administration at the end of 2002.

3. BACKGROUNDER - GENSCI'S ORTHOBIOLOGY PRODUCTS

ACCELL(R) DBM100, GenSci's groundbreaking next-generation technology, is the first and only bone graft putty on the market composed of 100% demineralized bone matrix (DBM). Accell features an exclusive, patent-pending DBM processing technique that does not require an additive carrier, allowing for a 100% bone product with the handling characteristics of DBM putty.

DYNAGRAFT(R) II has a higher DBM content than the original DynaGraft(R) while still featuring the excellent handling characteristics favored by surgeons. The transition to DynaGraft II was completed in September 2002, and the Company's customers have rapidly adopted the new product line. GenSci believes these products to be among the most cost-effective autograft extenders available on the market, when considering osteoinductive performance and price.

ORTHOBLAST(R) II, a synergistic combination of DBM and donor-matched cancellous bone in a reverse phase medium features improved handling characteristics. OrthoBlast II replaced the original OrthoBlast(TM) product line in the market during the fourth quarter of 2002.

4. BACKGROUNDER - MARKET OVERVIEW

DBM & SBS: ~US$ 300 MILLION (2002) GLOBAL MARKET WITH DOUBLE DIGIT GROWTH PROSPECTS

The bone  substitute  market is driven by the following  factors:
o    Demographic changes - the graying of the population
o    Expanded indications for bone grafting
o    Concerns with autograft due to morbidity and increased costs
o    Technological advances resulting in improved product performance

Bone substitutes or bone void fillers are used in a wide range of applications in orthopedic and dental surgery. The bone void filler market is a US$ 300 million market (2002). Demineralized bone matrix products comprise the majority of the market with 2002 sales of US$ 250 million and a CAGR of 10%. Synthetic bone substitutes represent 2002 sales of US$ 50 million but are expected to grow at a CAGR in excess of 20% over the next four years.

The choice of either product category is very much a matter of tradition, i.e. dependent on when and where a particular surgeon has been trained. In the US, DBM holds some 80% of the market and synthetic bone substitutes 10%. In Europe the situation is almost the opposite.


OSTEOCHONDRAL DEFECTS: ~50,000 ANNUAL CASES REPRESENT POTENTIAL US$100 MILLION GLOBAL MARKET

For osteochondral defects of medium-to-high severity, patients and surgeons currently have very few options for cartilage repair. Those that are available are either limited in effectiveness (surgery) or entail radical changes to the relevant joint (prosthesis). This is a particularly favorable situation for the acceptance and reimbursement of a cartilage substitute that can be tailored almost to the exact specifications of natural cartilage's flexibility and mechanical strength.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                          GENSCI REGENERATION SCIENCES INC.
                                          ---------------------------------
                                                       (REGISTRANT)


Date: 06-3-03                                          /s/ Peter B. Ludlum
                                                       -------------------
                                                       Peter B. Ludlum
                                                       Chief Financial Officer